YUKON-NEVADA GOLD CORP. ANNOUNCES PRIVATE PLACEMENT

Vancouver, BC – August 10, 2009 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) Robert Baldock, President of Yukon-Nevada Gold Corp. (the "Company"), announces that the Company has negotiated a $4,000,000 non-brokered private placement to sell up to 40,000,000 units (the “Units”) at a price of $0.10 per Unit. The placement will be closed in tranches, the first tranche having closed on Friday 7th August representing new Capital of $1,882,972 for which the Company issued 18,829,720 units. The second tranche is expected to close shortly and will be the subject of a further news release.

Each Unit will consist of one common share (a “Share”) and one share purchase warrant (the “Warrant”). The warrant can be exercised to purchase one additional common share (a “Warrant Share”) at a price of $0.125 per share within 30 months of closing of the private placement. There was no finder’s fee payable on the private placement.

In accordance with securities legislation currently in effect, the Shares, the Warrants and the Warrant Shares will be subject to a “hold period” of four months plus one day from the date of issuance of the aforesaid securities.

The proceeds of the private placement transaction will be used to re-start mill operations at the Company’s Jerritt Canyon Mine, Nevada upon completion of the Consent Decree, presently being negotiated with the Nevada Department of Environmental Protection and for general working capital purposes.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Investor Relations Manager	Director of Operations
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 250
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.